Exhibit 99.1

CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Appoints Knox Henderson as Vice President, Corporate Development
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Vancouver, Canada - July 12, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces the appointment of Mr. Knox Henderson, to the position of Vice President, Corporate Development, effective immediately. Mr. Henderson is a corporate communications and capital markets professional with a successful track record spanning over two decades.

Knox Henderson

Mr. Henderson is a capital markets advisor focused on marketing, investor communications and raising capital for public companies over the past 20 years. He has worked directly with CEOs on numerous financings on the TSX Venture market and the Canadian Securities Exchange. Since 2016, Mr. Henderson has led investor outreach and communications strategies for two exploration companies that have made significant mineral discoveries in Canada: Great Bear Resource’s high-grade gold Dixie project in Red Lake and more recently Kodiak Copper’s MPD copper-gold discovery in BC.

Prior to 2016, He was part of a team that evaluated numerous gold assets in North America which led to West Vault Mining’s financing and 2014 acquisition of Allied Nevada’s Hasbrouck deposit in Nevada.  Throughout his career he has led investor relations and communication programs for private and public companies in a diverse range of industry sectors.  Mr. Henderson is a journalist with numerous features on established investment media sources. He is a former securities trader on Canadian equities markets with Canadian Securities Course designation, and a graduate of Journalism.

Scott Eldridge, Canagold’s CEO said, "We are thrilled to have Knox join our team as we advance New Polaris, one of Canada's high-grade and potentially low-cost gold deposits. He brings a wealth of experience on all aspects of marketing, investor relations, digital communications and corporate finance and his name is well-known in the financial centres of North America and overseas. He has a track record of working with high-quality projects that enhance value to shareholders, and communicates effectively to institutional, sell-side and retail investors alike."

The Company has granted 500,000 stock options to Knox Henderson, and 215,000 stock options to a Consultant with an exercise price of $0.52 for a period of 5 years as an incentive to build value for the Company.

"Scott Eldridge”

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Scott Eldridge, Chief Executive Officer

CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Scott Eldridge, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381

Email: scott@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.